UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Emergent Capital, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

29102N303

(CUSIP Number)

Mark A. Ellis, Esq.

Kutak Rock LLP

1650 Farnam Street

Omaha, NE 68102

(402) 346-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	29102N303

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Brennan Opportunities Fund I LP 82-2007132
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,200,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.54%[1]
14	TYPE OF REPORTING PERSON (See Instructions) PN

[1]	Based on 155,907,399 shares of common stock outstanding on November 1, 2017 as reported by the Issuer in its Form 10-Q filed on November 2, 2017.

SCHEDULE 13D

CUSIP No.	29102N303

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Brennan Asset Management LLC 38-4041421
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,200,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.54%[2]
14	TYPE OF REPORTING PERSON (See Instructions) IA

[2]	Based on 155,907,399 shares of common stock outstanding on November 1, 2017 as reported by the Issuer in its Form 10-Q filed on November 2, 2017.

SCHEDULE 13D

CUSIP No.	29102N303

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Patrick T. Brennan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,200,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,200,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.54%[3]
14	TYPE OF REPORTING PERSON (See Instructions) IN

[3]	Based on 155,907,399 shares of common stock outstanding on November 1, 2017 as reported by the Issuer in its Form 10-Q filed on November 2, 2017.

This Amendment No. 1 (the “Amendment No. 1”) to Schedule 13D relates to the Schedule 13D filed on August 24, 2017 (the “Original Schedule 13D”) by Brennan Opportunities Fund I LP (“BOF”), Brennan Asset Management LLC (“BAM Management”) and Patrick T. Brennan (“Brennan”) (collectively, the “Reporting Persons”) relating to the common stock, $0.01 par value (the “Common Stock”) of Emergent Capital, Inc., a Florida corporation (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended to read in full as follows:

(a)	As of the date hereof and as more fully described in Item 3, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 10,200,000 shares of Common Stock with sole or shared power to vote or to direct the vote, and to dispose or to direct the disposition, of such Securities as follows:

BOF has shared power with Brennan.

BAM Management has shared power with Brennan.

Brennan has sole power over Securities beneficially owned by BOF and BAM Management.

The 10,200,000 shares of Common Stock beneficially owned by the Reporting Persons, as more fully described in Item 3, represent 6.54% of the issued and outstanding shares of Common Stock based on 155,907,399 shares of Common Stock outstanding as of November 1, 2017 as reported by the Issuer in its Form 10-Q filed on November 2, 2017.

(b)	See (a) above.
(c)	The transactions with respect to the Issuer effected by the Reporting Persons in the past 60 days are as follows:

On November 24, 2017 BOF transferred beneficial ownership of 1,150,000 shares of Common Stock of the Issuer to a limited partner of BOF.

On November 9, 2017 BOF transferred beneficial ownership of 1,150,000 shares of Common Stock of the Issuer to a limited partner of BOF.

(d)	None.
(e)	Not applicable.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2017

Brennan Opportunities Fund I LP By: Brennan Asset Management LLC, its general partner

By:	/s/ Patrick T. Brennan
	Name:	Patrick T. Brennan
	Title:	Manager

Brennan Asset Management LLC

By:	/s/ Patrick T. Brennan
	Name:	Patrick T. Brennan
	Title:	Manager

Patrick T. Brennan

/s/ Patrick T. Brennan

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).